Michael Tenta

+1 650 843 5636

mtenta@cooley.com

July 24, 2019

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Sonia Bednarowski Mr. Dietrich King Ms. Sasha Parikh Mr. Jim Rosenberg

Re:	RAPT Therapeutics, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed July 22, 2019 File No. 333-232572

Ladies and Gentlemen:

On behalf of RAPT Therapeutics, Inc. (“RAPT” or the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 23, 2019 (the “Comment Letter”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed with the Commission on July 22, 2019 (the “First Amended Registration Statement”).

In response to the Comment Letter, the Company is publicly filing an amended version of the First Amended Registration Statement via EDGAR (the “Second Amended Registration Statement”) with this response letter. We are providing the Staff a courtesy copy of the Second Amended Registration Statement and a marked version showing changes from the First Amended Registration Statement.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, the text of which we have incorporated herein for convenience in italicized type, followed by the Company’s response. Page references in the responses herein correspond to the page numbers in the Second Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1

The Offering, page 9

1.

Please disclose here, if true, that your executive officers, directors and affiliates will, in the aggregate, beneficially own approximately 61.3% of your common stock immediately after the closing of this offering without giving effect to any additional purchases by these holders pursuant to their indications of interest to purchase up to approximately $25.0 million shares in this offering. In addition, please disclose here the percentage of your shares of common stock that these holders, in the aggregate, will beneficially own if they do purchase $25.0 million shares of common stock in this offering.

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 10, 11 and 56 of the Second Amended Registration Statement.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000  f: (650) 849-7400  cooley.com

July 24, 2019

Page Two

Overview, page 71

2.

We note your response to comments 2 and 3. Please remove statements that imply an expectation of regulatory approval, such as your disclosure on page 71 that compares RPT193 to currently marketed injectable biologics and states that RPT193 is as safe as effective as the current standard of care. Such statements are inappropriate given the stage of development of your drug candidates. In addition, please remove statements, such as the statement noted above, that compares your drug candidates to other drug candidates, products or treatments unless you have conducted a head-to-head clinical study.

The Company respectfully disagrees that the disclosure on page 71 or anywhere else in the First Amended Registration Statement stated “that RPT193 is as safe [or] as effective as the current standard of care.” In response to the Staff’s comment, the Company has, nonetheless, revised the disclosure on pages 3, 72, 86, 89, 108 and 119 of the Second Amended Registration Statement.

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Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000  f: (650) 849-7400  cooley.com

July 24, 2019

Page Three

Please contact me at (650) 843-5636 or Sale Kwon at (650) 843-5981 with any questions or further comments regarding the Company’s response to the Staff’s comments.

Sincerely,

/s/ Michael Tenta
Michael Tenta

cc:	Brian Wong, RAPT Therapeutics, Inc. Eric Hall, RAPT Therapeutics, Inc. Sale Kwon, Cooley LLP Bruce Dallas, Davis Polk & Wardwell LLP

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000  f: (650) 849-7400  cooley.com